RONEX HOLDINGS, LIMITED PARTNERSHIP

February 12, 2009

VIA EDGAR

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Song P. Brandon, Esq.

Re:	Retalix Ltd.
Schedule TO-T filed January 15, 2009
Filed by Ronex Holdings, Limited Partnership; Ronex Holdings Ltd.;FIMI
Opportunity 2005 Ltd.; FIMI IV 2007 Ltd.; Ishay Davidi Management Ltd.; Ishay
Davidi Holdings Ltd.; and Ishay Davidi
SEC File No. 005-55375

Ladies and Gentlemen:

        We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”) in a letter addressed to Mr. Steven J. Glusband, Esq., counsel to Ronex Holdings, Limited Partnership (“Ronex”), dated February 2, 2009, with respect to the Schedule TO-T filed January 15, 2009 (as amended from time to time the “Schedule TO”) by Ronex, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd.and Ishay Davidi (collectively, the “Bidder Group”). Each member of the Bidder Group hereby acknowledges that:

—	Such member is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

—	Such member may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ronex Holdings, Limited Partnership By: Ronex Holdings Ltd., general partner By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

Ronex Holdings Ltd. By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

FIMI Opportunity 2005 Ltd. By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

FIMI Opportunity II Fund, L.P. By: FIMI Opportunity 2005 Ltd., general partner By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

FIMI Israel Opportunity Fund II, Limited Partnership By: FIMI Opportunity 2005 Ltd., general partner By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

Ishay Davidi Management Ltd. By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

Ishay Davidi Holdings Ltd. By: /s/ Ishay Davidi —————————————— Ishay Davidi CEO

/s/ Ishay Davidi —————————————— Ishay Davidi